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As filed with the Securities and Exchange Commission on August 30, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ditech Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock
par value $0.001 per share
(including the associated Preferred Share Purchase Rights issued under the Rights Agreement)
(Title of Class of Securities)

25500T108
(CUSIP Number of Class of Securities)

William J. Tamblyn
Executive Vice President and Chief Financial Officer
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, California 94043
(650) 623-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,050,000	$1,537

        *      Calculated solely for purposes of determining the filing fee. This amount assumes that 9,100,000 shares of common stock of Ditech Networks, Inc. at the maximum tender offer price of $5.50 per share will be purchased pursuant to this offer.

        **    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by Ditech Networks, Inc., a Delaware corporation ("Ditech Networks"), to purchase up to 9,100,000 shares of its common stock, par value $0.001 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement between Ditech Networks and Wells Fargo Bank, N.A., as Rights Agent, dated as of March 21, 2001, at a price not greater than $5.50 nor less than $4.90 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated August 30, 2007 (the "Offer to Purchase" or, the "Offer"), a copy of which is attached hereto as Exhibit 99.(a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit 99.(a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under the section entitled Summary Term Sheet is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address. The name of the issuer is Ditech Networks, Inc., a Delaware corporation, the address of its principal executive office is 825 East Middlefield Road, Mountain View, California 94043 and the telephone number of its principal executive office is (650) 623-1300.

  (b)
  Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Purchase, pursuant to which Ditech Networks is offering common stock holders the opportunity to exchange 9,100,000 outstanding common stock for cash for a single per share purchase price to be determined, not greater than $5.50 nor less than $4.90. Ditech Networks is making the Offer upon the terms and subject to the conditions described in the Offer to Purchase. The information set forth in the Offer to Purchase under the section entitled Summary Term Sheet and under Section 1, Number of Shares; Proration, is incorporated herein by reference.

  (c)
  Trading Market and Price. The information set forth in the Offer to Purchase under Section 8, Price Range of Shares, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)
  Name and Address. The filing person is the subject company, Ditech Networks, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a)
  Material Terms. The information set forth in the Offer to Purchase under the sections entitled: Summary Term Sheet; Section 1, Number of Shares; Proration; Section 2, Background and Purpose of the Tender Offer; Section 3, Procedures for Tendering Shares; Section 4, Withdrawal Rights; Section 5, Purchase of Shares and Payment of Purchase Price; Section 6, Conditional Tender of Shares; Section 7, Certain Conditions of the Tender Offer; Section 13,

    Certain U.S. Federal Income Tax Consequences; and Section 14, Extension of Tender Offer; Termination; Amendments, is incorporated herein by reference.

  (b)
  Purchases. Members of Ditech's Board of Directors and executive officers do not intend to participate in the Offer. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the section entitled Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes. The information set forth in the Offer to Purchase under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

  (b)
  Use of Securities Acquired. Shares acquired pursuant to the tender offer will be restored to the status of authorized but unissued shares and will be available for us to issue in the future without further stockholder action (except as required by applicable law or the rules of the Nasdaq Global Market). The information set forth in the Offer to Purchase under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

  (c)
  Plans. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds. The information set forth in the Offer to Purchase under Section 9, Source and Amount of Funds, is incorporated herein by reference.

  (b)
  Conditions. The information set forth in the Offer to Purchase under Section 7, Certain Conditions of the Tender Offer, is incorporated herein by reference.

  (d)
  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

  (b)
  Securities Transactions. The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  Solicitations or Recommendations. The information set forth in the Offer to Purchase under the section entitledSection 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a)
  Financial Information. Not applicable.

  (b)
  Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.
  (1)
  The information set forth in the Offer to Purchase under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, is incorporated herein by reference.

  (2)
  The information set forth in the Offer to Purchase under Section 12, Certain Legal Matters; Regulatory and Foreign Approvals, is incorporated herein by reference.

  (3)
  Not applicable.

  (4)
  Not applicable.

  (5)
  Not applicable.

  (b)
  Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase for Cash, dated August 30, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter from Information Agent to Brokers
(a)(1)(E)	Letter from Brokers to Clients
(a)(1)(F)	Form of Summary Advertisement.
(b)	Not applicable.
(d)(1)
1997 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(2)
Form of option agreement under the 1997 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(3)
Ditech Networks, Inc. 1998 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-120278), as filed with the Securities and Exchange Commission on November 8, 2004, and incorporated herein by reference).

(d)(4)
Form of option agreement under the 1998 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(5)
Ditech Networks, Inc. 1999 Employee Stock Purchase Plan (filed as Appendix B to Ditech Networks's Amendment No. 1 to Proxy Statement (Commission File No. 333-110821), as filed with the Securities and Exchange Commission on August 9, 2006, and incorporated herein by reference).
(d)(6)
Ditech Networks, Inc. 1999 Non-Employee Directors' Stock Option Plan (filed with Ditech Networks's Proxy Statement, as filed with the Securities and Exchange Commission on August 16, 2005 (Commission File No. 000-26209, and incorporated herein by reference).
(d)(7)
Form of option agreement under the 1999 Non-Employee Directors' Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 22, 2004 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(8)
1999 Non-Officer Equity Incentive Plan (filed as an exhibit to Ditech Networks's Tender Offer Statement on Schedule TO, as filed with the Securities and Exchange Commission on February 19, 2003 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(9)
2000 Non-Qualified Stock Option Plan (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 16, 2002 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(10)
Jasomi Networks, Inc. 2001 Stock Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-126302), as filed with the Securities and Exchange Commission on June 30, 2005, and incorporated herein by reference).
(d)(11)
Ditech Networks, Inc. 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-126292), as filed with the Securities and Exchange Commission on June 28, 2005, and incorporated herein by reference).
(d)(12)
2005 New Recruit Stock Option Plan Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 9, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(13)
Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 15, 2005 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(14)
Ditech Networks, Inc. 2006 Equity Incentive Plan (filed with Ditech Networks's Proxy Statement, as filed with the Securities and Exchange Commission on August 2, 2006 (Commission File No. 000-26209, and incorporated herein by reference).

(d)(15)
Form of Stock Option Agreement to be Used for Grants of Stock Options Under the Ditech Networks, Inc. 2006 Equity Incentive Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(16)
2006 Equity Incentive Plan Restricted Stock Award Agreement (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 12, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(17)
2006 Equity Incentive Plan Restricted Stock Unit Award Agreement (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 12, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(18)
Change In Control Severance Benefit Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 22, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(19)
Transition and Retirement Agreement, dated May 8, 2007, between Timothy K. Montgomery and Ditech Networks, Inc. (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 10, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(20)
Rights Agreement, dated as of March 26, 2001 among Ditech Networks, Inc. (formerly Ditech Communications Corporation) and Wells Fargo Bank, N.A. (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 30, 2001, and incorporated herein by reference) (Commission File No. 000-26209).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2007

DITECH NETWORKS, INC.
By:	/s/ WILLIAM J. TAMBLYN William J. Tamblyn Executive Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase for Cash, dated August 30, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter from Information Agent to Brokers
(a)(1)(E)	Letter from Brokers to Clients
(a)(1)(F)	Form of Summary Advertisement.
(b)	Not applicable.
(d)(1)
1997 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(2)
Form of option agreement under the 1997 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(3)
Ditech Networks, Inc. 1998 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-120278), as filed with the Securities and Exchange Commission on November 8, 2004, and incorporated herein by reference).
(d)(4)
Form of option agreement under the 1998 Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-1 (No. 333-75063), as amended, declared effective by the Securities and Exchange Commission on June 9, 1999, and incorporated herein by reference).
(d)(5)
Ditech Networks, Inc. 1999 Employee Stock Purchase Plan (filed as Appendix B to Ditech Networks's Amendment No. 1 to Proxy Statement (Commission File No. 333-110821), as filed with the Securities and Exchange Commission on August 9, 2006, and incorporated herein by reference).
(d)(6)
Ditech Networks, Inc. 1999 Non-Employee Directors' Stock Option Plan (filed with Ditech Networks's Proxy Statement, as filed with the Securities and Exchange Commission on August 16, 2005 (Commission File No. 000-26209, and incorporated herein by reference).
(d)(7)
Form of option agreement under the 1999 Non-Employee Directors' Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 22, 2004 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(8)
1999 Non-Officer Equity Incentive Plan (filed as an exhibit to Ditech Networks's Tender Offer Statement on Schedule TO, as filed with the Securities and Exchange Commission on February 19, 2003 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(9)
2000 Non-Qualified Stock Option Plan (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 16, 2002 (Commission File No. 000-26209), and incorporated herein by reference).

(d)(10)
Jasomi Networks, Inc. 2001 Stock Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-126302), as filed with the Securities and Exchange Commission on June 30, 2005, and incorporated herein by reference).
(d)(11)
Ditech Networks, Inc. 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Registration Statement on Form S-8 (Commission File No. 333-126292), as filed with the Securities and Exchange Commission on June 28, 2005, and incorporated herein by reference).
(d)(12)
2005 New Recruit Stock Option Plan Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 9, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(13)
Form of Stock Option Agreement under the 2005 New Recruit Stock Option Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 15, 2005 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(14)
Ditech Networks, Inc. 2006 Equity Incentive Plan (filed with Ditech Networks's Proxy Statement, as filed with the Securities and Exchange Commission on August 2, 2006 (Commission File No. 000-26209, and incorporated herein by reference).
(d)(15)
Form of Stock Option Agreement to be Used for Grants of Stock Options Under the Ditech Networks, Inc. 2006 Equity Incentive Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(16)
2006 Equity Incentive Plan Restricted Stock Award Agreement (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 12, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(17)
2006 Equity Incentive Plan Restricted Stock Unit Award Agreement (filed as an exhibit to Ditech Networks's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on March 12, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(18)
Change In Control Severance Benefit Plan (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 22, 2006 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(19)
Transition and Retirement Agreement, dated May 8, 2007, between Timothy K. Montgomery and Ditech Networks, Inc. (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 10, 2007 (Commission File No. 000-26209), and incorporated herein by reference).
(d)(20)
Rights Agreement, dated as of March 26, 2001 among Ditech Networks, Inc. (formerly Ditech Communications Corporation) and Wells Fargo Bank, N.A. (filed as an exhibit to Ditech Networks's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 30, 2001, and incorporated herein by reference) (Commission File No. 000-26209).
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTION
SIGNATURE
INDEX OF EXHIBITS